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SEC FILE NUMBER
~~8-66534~~ 8-66939

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TECCA Holdings LLC dba Texas Corporate Capital Advisors

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Crescent Court, Suite 700
(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, James K. Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of TECCA Holdings LLC dba Texas Corporate Capital Advisors, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

James K. Davis
Signature

President
Title

Franci Willard
Notary Public

FRANCINE WILLARD NOTARY PUBLIC STATE OF TEXAS EXPIRES 10-16-2016

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TECCA HOLDINGS LLC dba
TEXAS CORPORATE CAPITAL ADVISORS

December 31, 2012

Report Pursuant to Rule 17a-5(d)

CF ACCOUNTANTS CONSULTANTS

TECCA HOLDINGS LLC
dba TEXAS CORPORATE CAPITAL ADVISORS

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED
DECEMBER 31, 2012

CF ACCOUNTANTS CONSULTANTS

TECCA HOLDINGS LLC
dba TEXAS CORPORATE CAPITAL ADVISORS

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED
DECEMBER 31, 2012

TECCA HOLDINGS LLC
dba TEXAS CORPORATE CAPITAL ADVISORS

CONTENTS

CF ACCOUNTANTS CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Members
TECCA Holdings LLC
dba Texas Corporate Capital Advisors

Report on the Financial Statements

We have audited the accompanying statement of financial condition of TECCA Holdings LLC dba Texas Corporate Capital Advisors as of December 31, 2012, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464
972.387.4300
800.834.8586
972.960.2810 fax
Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TECCA Holdings LLC dba Texas Corporate Capital Advisors as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

CF & Co., L.L.P.

Dallas, Texas
February 13, 2013

TECCA HOLDINGS LLC
dba TEXAS CORPORATE CAPITAL ADVISORS
Statement of Financial Condition
December 31, 2012

ASSETS

Cash and cash equivalents	$ 283,253
Prepaid assets	1,230
Property and equipment, net of accumulated depreciation of $15,130	-0-
Other assets	1,600
	$ 286,083

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 11,962
Total liabilities	11,962
Member's equity	274,121
	$ 286,083

The accompanying notes are an integral part of these financial statements.

TECCA HOLDINGS LLC
dba TEXAS CORPORATE CAPITAL ADVISORS
Statement of Income
For the Year Ended December 31, 2012

Revenues	
Consulting income	$ 364,150
Reimbursement income	11,680
Interest income	57
Other income	591
	376,478
Expenses	
Compensation and benefits	192,300
Occupancy and equipment costs	47,181
Regulatory fees and expenses	1,863
Other expenses	33,999
	275,343
Net income	$ 101,135

The accompanying notes are an integral part of these financial statements.

TECCA HOLDINGS LLC
dba TEXAS CORPORATE CAPITAL ADVISORS
Statement of Changes in Member's Equity
For the Year Ended December 31, 2012

Balances at December 31, 2011	$	147,986
Contributions		25,000
Net income		101,135
Balances at December 31, 2012	$	274,121

The accompanying notes are an integral part of these financial statements.

TECCA HOLDINGS LLC
dba TEXAS CORPORATE CAPITAL ADVISORS
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2012

Balance at December 31, 2011	$	-0-
Increases		-0-
Decreases		-0-
Balance at December 31, 2012	$	-0-

The accompanying notes are an integral part of these financial statements.

TECCA HOLDINGS LLC
dba TEXAS CORPORATE CAPITAL ADVISORS
Statement of Cash Flows
For the Year Ended December 31, 2012

Cash flows from operating activities		
Net income	$	101,135
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation		679
Change in operating assets and liabilities:		
Increase in prepaid assets		(30)
Decrease in accounts receivable		216
Increase in accounts payable and accrued liabilities		8,176
Net cash provided (used) by operating activities		110,176
Cash flows from investing activities		
Purchase of property and equipment		(679)
Net cash provided (used) by investing activities		(679)
Cash flows from financing activities		
Member contributions		25,000
Net cash provided (used) by financing activities		25,000
Net increase (decrease) in cash and cash equivalents		134,497
Cash and cash equivalents at beginning of period		148,756
Cash and cash equivalents at end of period	$	283,253

Supplemental schedule of cash flow information

Cash paid during the period for:		
Interest	$	-0-
State income taxes	$	-0-

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

TECCA Holdings LLC dba Texas Corporate Capital Advisors (the "Company") was organized under the laws of the State of Texas as a limited liability company on April 7, 2000. The duration of the Company shall be perpetual, unless terminated earlier in accordance with regulations of the Company. Each member's liability is limited to his capital account balance.

The Company became effective November 9, 2005 as a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and operates under SEC Rule 15c3-3(k)(2)(i). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA").

The Company provides investment banking services related to the corporate finance needs of middle-market companies including the private placement of equity, mezzanine and debt securities as well as advisory services related to mergers and acquisitions, divestitures, and business strategy.

Revenue is recognized for financial advisory services rendered based on the contractual terms of each respective agreement.

The Company's customer base is located throughout the United States.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company considers all liquid financial instruments with original maturities of ninety days or less and not pledged or otherwise restricted as cash equivalents.

Receivables are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables.

Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Office equipment is stated at cost and includes furniture and fixtures, computer and office equipment and leasehold improvements, less accumulated depreciation and amortization.

Depreciation of property and equipment is provided using the straight-line and accelerated methods over the estimated useful lives of the assets.

The Company's net income will be taxed at the member level rather than at the corporate level for federal income tax purposes.

Note 1 - Summary of Significant Accounting Policies, continued

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Member's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

Note 2 - Office Equipment

Office equipment at December 31, 2012 consists of the following:

	Cost	Depreciable Life
Furniture and fixtures	$ 12,821	5 years
Computer equipment	2,309	3-5 years
	15,130	
Less accumulated depreciation	(15,130)	
	$ -0-	

Depreciation expense was $679 for the year ending December 31, 2012.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2012, the Company had net capital of approximately $271,206 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .04 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

The Company periodically makes distributions of capital to its member at amounts that are determined not to have a detrimental effect on the net capital position at the time of withdrawal.

Note 4 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exceptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 5 - Operating Leases

The following is a schedule by years of future minimum rental payments required under an office space lease that has initial or remaining noncancelable lease terms in excess of one year:

Year ending December 31,	
2013	$ 21,350
	$ 21,350

Rental expense for the year ended December 31, 2012 was $43,767 and is reflected in occupancy and equipment costs.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2012

Schedule I

TECCA HOLDINGS LLC
dba TEXAS CORPORATE CAPITAL ADVISORS
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2012

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital		$ 274,121
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		274,121
Deductions and/or charges		
Non-allowable assets:		
Other assets	$ 1,600	
Prepaid assets	1,230	2,830
Net capital before haircuts on securities positions		271,291
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		(85)
Net capital		$ 271,206

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Liabilities	
Accounts payable and accrued expenses	$ 11,962
Total aggregate indebtedness	$ 11,962

Schedule I (continued)

TECCA HOLDINGS LLC
dba TEXAS CORPORATE CAPITAL ADVISORS
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2012

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 798
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 266,206
Excess net capital at 1000%	$ 270,010
Ratio: Aggregate indebtedness to net capital	.04 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The difference in the computation of net capital under Rule 15c3-1 from the Company's computation is as follows:

Net capital reported on Company's unaudited FOCUS II A	$ 273,973
Increase in accounts payable and accrued expenses	(2,766)
Rounding	(1)
Net capital per audited report	$ 271,206

Schedule II

TECCA HOLDINGS LLC
dba TEXAS CORPORATE CAPITAL ADVISORS
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2012

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Company is a direct participation broker-dealer.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended
December 31, 2012

ACCOUNTANTS
CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
TECCA Holdings LLC dba
Texas Corporate Capital Advisors

In planning and performing our audit of the financial statements and supplemental information of TECCA Holdings LLC dba Texas Corporate Capital Advisors (the "Company"), as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may

become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 13, 2013